One Bush Street Suite 1600 San Francisco, CA 94104-4446 +1 415 262 4500 Main +1 415 262 4555 Fax www.dechert.com
MICHELLE WONG Associate michelle.wong@dechert.com +1 415 262 4544 Direct +1 415 262 4555 Fax

February 19, 2020

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor Funds (the “Registrant”)

Post-Effective Amendment No. 159

File Nos. 33-5852 and 811-4676

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to comments of the staff of the Securities and Exchange Commission (the “Staff”) provided by Ms. Kimberly Browning of the Division of Investment Management with respect to Post-Effective Amendment (“PEA”) No. 159 to the Registrant’s registration statement on Form N-1A.

PEA No. 159 was filed in connection with the annual update of Harbor International Small Cap Fund, a series of the Registrant, to incorporate the change in sub-adviser and related investment strategy changes reflected in a previous supplement and to make certain other changes.

Set forth below are the Staff’s verbal comments together with the Registrant’s responses. Terms used but not defined herein have the same meaning as in PEA No. 159.

COMMENT 1:	(Prospectus and SAI)

The Staff reminds the Registrant that it and its management are responsible for the accuracy and adequacy of the Registrant’s disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response:	The Registrant acknowledges this statement.

February 19, 2020 Page 2

COMMENT 2:	(Prospectus – Fund Summary – Front Cover Page)

For future filings as applicable, please check the appropriate box so that the filing will become effective pursuant to paragraph (a)(1) rather than (a)(2).

Response:	The Registrant will do so, as applicable, in the future.

COMMENT 3:	(Prospectus – Fund Summary – Fees and Expense of the Fund)

Please complete the “Annual Fund Operating Expenses” table for the Fund.

Response:	The “Annual Fund Operating Expense” table for the Fund has been completed and included in the “Fees and Expenses of the Fund” section of the Fund’s prospectus. The completed table is set forth below in the Attachment.

COMMENT 4:	(Prospectus – Fund Summary – Fees and Expense of the Fund)

In accordance with Form N-1A’s requirement that any expense reimbursement arrangements reflected in the fee table must be in effect for at least one year, please consider whether it is appropriate that the filing becomes effective on March 1, 2020, but the fee waivers are through February 28, 2021.

Response:	The Registrant notes that the period from March 1, 2020 through February 28, 2021 reflects a full year period and the Registrant therefore believes that disclosure of the arrangement is consistent with Instruction 3(e) to Item 3 of Form N-1A.

COMMENT 5:	(Prospectus – Fund Summary – Portfolio Turnover)

The Staff notes that the Fund discloses its portfolio turnover rate in the most recent fiscal year was 178%. Please explain supplementally why the Fund experienced higher portfolio turnover as compared to recent years and why the risks related to high portfolio turnover is not required to be disclosed in response to Items 4 and 9 of Form N-1A.

February 19, 2020 Page 3

Response:	As discussed in the supplement dated May 23, 2019 to the Fund’s registration statement, Cedar Street Asset Management LLC (“Cedar Street”) was appointed as the Fund’s subadviser, replacing Baring International Investment Limited as subadviser to the Fund. In connection with the same, the Fund experienced a higher than usual portfolio turnover rate as a result of the transition from Baring International Investment Limited’s portfolio of investments to Cedar Street’s portfolio of investments. The Registrant confirms that the Fund does not expect to engage in frequent trading to achieve its principal investment strategy. Accordingly, the Registrant believes the current disclosure is appropriate.

COMMENT 6:	(Prospectus – Fund Summary – Principal Investment Strategy)

Please confirm whether or not the Fund invests in convertible securities as part of the Fund’s Principal Investment Strategy, and if so, whether the Fund intends to invest in contingent convertible securities (“CoCos”). If the Fund intends to invest in CoCos as part of the Fund’s Principal Investment Strategy, please consider the appropriate disclosure.

Response:	The Fund does not expect to invest in CoCos as part of its Principal Investment Strategy.

COMMENT 7:	(Prospectus – Additional Information about the Fund’s Other Investments)

Please confirm that disclosure regarding derivative instruments is consistent with the SEC’s position in its letter from Barry D. Miller to Karrie McMillan of the Investment Company Institute dated July 30, 2010 (the “McMillan Letter”). Please also add disclosure to explain whether derivatives will be included in the 80% asset test and how they are valued (i.e., at market value and not notional value).

Response:	Consistent with the SEC staff’s guidance in the McMillian Letter, the Registrant reviews its use of derivatives annually during its registration statement update to ensure that, based on actual operations, it is meeting the disclosure requirements to completely and accurately disclose the principal investment strategies and risks related to derivative instruments for each fund, including whether the disclosure is presented in an understandable manner using plain English. In determining the appropriate disclosure, the Trust considers the degree of economic exposure that the derivatives create, in addition to the amount invested in the derivatives strategy, as well as the purpose that the derivatives are intended to serve in

February 19, 2020 Page 4

the portfolio (i.e., hedging, speculation, or as a substitute for investing in conventional securities) and the extent to which derivatives are expected to be used by a fund. The Fund does not expect to actively invest in derivative securities, but it is permitted to do so. By including disclosure regarding the Fund’s permitted use of derivatives outside of the Fund’s summary section, we are indicating to investors that derivatives are permitted investments. At the same time, we are also indicating that they are not expected to be a principal investment strategy of the Fund. Therefore, we believe that the disclosure related to derivatives for the Fund is tailored specifically to how the Fund expects to be managed and addresses those strategies that the Fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance.

As reflected in the Attachment, the Registrant will add disclosure in response to the second portion of this comment to the Statement of Additional Information.

COMMENT 8:	(Prospectus – Fund Summary – Principal Investment Strategy)

Please revise the Principal Investment Strategy disclosure to reflect the range of the Index as of December 31, 2019.

Response:	As reflected in the Attachment, the Registrant has revised the disclosure accordingly.

COMMENT 9:	(Prospectus – Fund Summary – Principal Investment Strategy)

Please consider rewriting in plain English the statement that “The Subadviser looks to identify companies that...they believe have business models with sources of value not readily understood by the market.”

Response:	The Registrant has revised the disclosure as reflected in the Attachment.

COMMENT 10:	(Prospectus – Fund Summary – Principal Investment Strategy)

The Staff notes that the Fund discloses that “[f]rom time to time, the investment process may result in substantial investments in one or more sectors, geographic regions and/or countries.” Please disclose the specific sectors, regions or countries, if any, in which the Fund will invest as part of the Fund’s Principal Investment Strategy and include the appropriate risk disclosure.

February 19, 2020 Page 5

Response:	The Registrant confirms that the Fund does not at the present time intend to focus on investments in any particular sector, geographic regions or countries.

COMMENT 11:	(Prospectus – Fund Summary – Principal Risks)

Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. Please refer to Division of Investment Management Director Dalia Blass’s Keynote Address at the ICI Securities Law Developments Conference on October 25, 2018.

Response:	The Registrant respectfully declines to make the requested change. The Registrant believes that the current risk disclosure adequately and clearly describes the principal risks of investing in the Fund.

COMMENT 12:	(Prospectus – Fund Summary – Principal Risks)

Please add descriptions and related risk disclosures under “Geographic Focus Risk” and “Sector Risk” with respect to any specific geographic region or sectors in which the Fund intends to invest.

Response:	As noted in the Registrant’s response to Comment 10, the Registrant confirms that the Fund does not at the present time intend to focus on investments in any particular sector, geographic regions or countries.

COMMENT 13:	(Prospectus – Fund Summary – Principal Risks)

If Cedar Street is a new investment adviser, please consider adding a new sub-adviser risk to the principal risks.

Response:	The Registrant notes that Cedar Street was founded in 2016, and the Registrant therefore does not consider Cedar Street to be a new investment adviser. In addition, its personnel have significant advisory experience. Accordingly, the Registrant respectively declines to incorporate this comment.

February 19, 2020 Page 6

COMMENT 14:	(Prospectus – Fund Summary – Principal Risks)

The Staff notes that “Value Style Risk” is included in the Fund’s Principal Risks. Please add the corresponding discussion in the Principal Investment Strategy.

Response:	The Registrant respectfully notes that the Principal Investment Strategy discusses the Subadviser’s investment process, which includes, among other things, “bottom-up research to identify companies with attractive valuations.” Accordingly, the Registrant believes the current disclosure is appropriate.

COMMENT 15:	(Prospectus – Fund Summary – Performance)

Please complete the information under the Performance section of the Fund Summary.

Response:	The tables for the Fund under the Performance section have been completed and included in the “Fund Summary” section of the Fund’s prospectus. The completed tables are set forth below in the Attachment.

COMMENT 16:	(Prospectus – Fund Summary – Portfolio Management)

Please provide the full date on which the Portfolio Managers started managing the Fund.

Response:	The Registrant notes that Item 5 of Form N-1A requires the Fund to disclose the length of service of the Portfolio Manager. As disclosed in the “Portfolio Management” section, the Fund discloses that each portfolio manager has co-managed the Fund since 2019. Accordingly, the Registrant believes the current disclosure is appropriate.

February 19, 2020 Page 7

COMMENT 17:	(Prospectus – Additional Information about the Funds’ Investments – Principal Investments)

Please confirm that a summary of the Fund’s principal investment strategies is included in response to Item 4 of Form N-1A or revise.

Response:	The Registrant believes that the level of detail in the description of the Fund’s principal investment strategy in Items 4 and 9 is appropriate. The disclosure in Item 9 makes clear that the principal investment strategy and principal risks are disclosed in the Fund Summary sections of the Prospectus and then provides certain additional details regarding the principal investment strategy and principal risks.

COMMENT 18:	(Prospectus – Additional Information about the Funds’ Investments – Principal Investments)

Please revise the third bullet point under the Foreign Securities disclosure (relating to the test for determining whether an issuer is a foreign or emerging markets issuer) that states that the Subadviser may consider an issuer to be a foreign or emerging market issuer if “a company derives a substantial portion of its total revenue from goods produced, sales made or services performed in one or more foreign or emerging market countries or a substantial portion of its assets are located in one or more foreign or emerging market countries” to include a 50% test, as highlighted in the Final Rule: Investment Company Names, Rel. No. IC-24828 (Jan. 17, 2001), at note 24 (the “2001 Release”).

Response:	The Registrant respectfully notes that Rule 35d-1(a)(3)(ii) of the Investment Company Act of 1940, as amended (the “1940 Act”), applies to a fund with a name suggesting that the fund focuses its investments in a particular country or region and requires that the fund adopt a policy to invest at least 80% of its assets in investments that are tied economically to the particular country or geographic region suggested by its name. “International” funds are not subject to the Rule. See 2001 Release, at note 42. Further, Rule 35d-1(a)(3)(ii) requires that “[t]he Fund disclose in its prospectus the specific criteria used by the Fund to select [investments in a particular country or geographic region].” Accordingly, based on a plain reading of the Rule, inclusion of a 50% test is not required. The Registrant further notes that note 24 of the 2001 Release sets forth the proposed rule, which was explicitly not adopted in the 2001 Release. For these reasons, the Registrant respectfully declines to make the proposed change.

February 19, 2020 Page 8

COMMENT 19:	(Prospectus – Additional Information about the Funds’ Investments – Principal Investments)

Please delete the last bullet point under the Foreign Securities disclosure (relating to the test for determining whether an issuer is a foreign or emerging markets issuer), which indicates that an issuer may be considered a foreign or emerging markets issuer if “the Subadviser otherwise determines an issuer to be a foreign or emerging markets issuer in its discretion based on any other factors relevant to a particular issuer.” The Staff notes that this is an open-ended statement, rather than a test for making the determination.

Response:	The Registrant respectfully declines to make the proposed change. The Registrant does not believe it is possible to foresee and/or list all factors that might be relevant to the determination of whether a particular issuer is a foreign or emerging markets issuer. Accordingly, this language provides a Subadviser discretion to consider factors other than those listed where it is appropriate to do so. The Registrant recognizes that any discretion to determine that an issuer is a foreign or emerging markets issuer is not unfettered and is mindful of Section 35(d) of the 1940 Act, which makes it “unlawful for any registered investment company to adopt as a part of the name or title of such company, or of any securities of which it is the issuer, any word or words that the Commission finds are materially deceptive or misleading.”

COMMENT 20:	(Prospectus – Additional Information about the Funds’ Investments – Portfolio Turnover)

Please clarify why the change in subadviser resulted in high portfolio turnover for Harbor International Small Cap Fund.

Response:	As reflected in the Attachment, the Registrant has revised the disclosure accordingly.

COMMENT 21:	(Prospectus – The Subadvisers – The Subadvisers and Portfolio Managers)

Please confirm that the disclosure provides each Portfolio Manager’s business experience during the past five years.

February 19, 2020 Page 9

Response:	The Registrant confirms that the disclosure provides each Portfolio Manager’s business experience during the past five years and has disclosed the year in which each portfolio manager started in a position prior to his current role at Cedar Street, reflecting such experience, as referenced in the Attachment.

COMMENT 22:	(SAI – Investment Policies – Derivative Instruments)

Please revise the Derivative Instruments disclosure for clarity, i.e., with respect to specificity to the derivatives used.

Response:	The Registrant notes that Item 16 of Form N-1A requires that the Fund “[d]escribe any investment strategies, including a strategy to invest in a particular type of security, used by an investment adviser of the Fund in managing the Fund that are not principal strategies and the risks of those strategies.” The Registrant refers the Staff to its response to Comment 7, indicating that the Fund does not expect to actively invest in derivative instruments as part of its principal investment strategy, but the Fund is permitted to invest generally in derivative instruments. Further, the Registrant does not believe it is possible to foresee and/or list the full universe of particular types of derivatives in which the Fund may invest, nor does Form N-1A require the Fund to do so. Accordingly, the Registrant believes the current disclosure is appropriate.

COMMENT 23:	(SAI – Adviser and Subadviser – Advisory Fees)

Please confirm that the last three fiscal years of Advisory and Subadvisory Fee data will be provided.

Response:	The tables under the “Advisory Fees” and “Subadvisory Fees” sections have been completed. The completed tables are set forth below in the Attachment.

COMMENT 24:	(SAI – The Adviser and Subadvisers – Subadvisory Fees)

Please disclose the fee rate payable to the subadviser per Item 19(a)(3) of Form N-1A. Please note that the Staff considers subadvisory fees to be fees payable by a fund, as indicated by a Commission statement in Proposed Rule: Exemption from Shareholder Approval for Certain Subadvisory Contracts, IC-26230 (Oct. 23, 2003), at note 22 (the “2003 Release”).

February 19, 2020 Page 10

Response:	The Registrant respectfully notes that Item 19(a)(3), by its terms, requires disclosure of “the advisory fee payable by the Fund” (emphasis added). As disclosed in the SAI, the subadviser is paid by the Adviser, and thus the subadvisory fees are not paid by the Fund. Accordingly, based on a plain reading of Form N-1A, disclosure of the subadvisory fee rate is not required. The Registrant further notes that the proposed rule and form amendments set forth in the 2003 Release have not been adopted to date, and the Registrant does not believe that the discussion in that release overrides the explicit language of the form. For these reasons, the Registrant respectfully declines to make the proposed change.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (415) 262-4544.

Sincerely,

/s/ Michelle D. Wong
Michelle D. Wong

Cc:	Charles F. McCain

Anmarie S. Kolinski

Erik D. Ojala, Esq.

Diana R. Podgorny, Esq.

Jodie L. Crotteau

Harbor Funds

Christopher P. Harvey, Esq.

Stephanie A. Capistron, Esq.

Dechert LLP

February 19, 2020 Page 11

Attachment

Response 3

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Retirement Class	Institutional Class	Administrative Class	Investor Class
Management Fees	0.85%	0.85%	0.85%	0.85%
Distribution and Service (12b-1) Fees	None	None	0.25%	0.25%
Other Expenses[1]	0.40%	0.48%	0.48%	0.60%
Total Annual Fund Operating Expenses	1.25%	1.33%	1.58%	1.70%
Expense Reimbursement[2]	(0.37)%	(0.37)%	(0.37)%	(0.37)%
Total Annual Fund Operating Expenses After Expense Reimbursement[2]	0.88%	0.96%	1.21%	1.33%

[1]	Restated to reflect current fees.
[2]

The Adviser has contractually agreed to limit the Fund’s operating expenses, excluding interest expense (if any), to 0.88%, 0.96%, 1.21% and 1.33% for the Retirement Class, Institutional Class, Administrative Class, and Investor Class, respectively, through February 28, 2021. Only the Fund’s Board of Trustees may modify or terminate this agreement.

Response 7

The market value of derivatives that have economic characteristics similar to the investments included in the International Small Cap Fund’s 80% policy will be counted for purposes of this policy.

Response 8

As of December 31, 2019, the range of the Index was $186 million to $9.2 billion, but it is expected to change frequently.

Response 9

The Subadviser looks to identify companies that…they believe have business models that are undervalued by the market.

February 19, 2020 Page 12

Response 15

Calendar Year Total Returns for Institutional Class Shares

During the time periods shown in the bar chart, the Fund’s highest and lowest returns for a calendar quarter were:

	Total Returns	Quarter/Year
Best Quarter	13.44%	04 2019
Worst Quarter	-17.57%	04 2018

Average Annual Total Returns — As of December 31, 2019

		Annualized
	One Year	Five Years	Ten Years	Since Inception	Inception Date
Harbor International Small Cap Fund
Retirement Class
Before Taxes	22.20%	N/A	N/A	9.64%	02-01-2016
Institutional Class
Before Taxes	22.13%	N/A	N/A	9.58%	02-01-2016
After Taxes on Distributions	21.68%	N/A	N/A	9.11%
After Taxes on Distributions and Sale of Fund Shares	13.96%	N/A	N/A	7.61%
Administrative Class
Before Taxes	21.74%	N/A	N/A	9.29%	02-01-2016
Investor Class
Before Taxes	21.59%	N/A	N/A	9.16%	02-01-2016
Comparative Index (reflects no deduction for fees or expenses)
MSCI EAFE Small Cap (ND)^	11.03%	24.96%	N/A	N/A

^	Since Inception return based on the inception date of the Institutional Class shares.

February 19, 2020 Page 13

Response 20

The high portfolio turnover for Harbor International Small Cap Fund was a result of the transition from the former Subadviser’s portfolio of investments to the current Subadviser’s portfolio of investments.

Response 21

PORTFOLIO MANAGERS	SINCE	PROFESSIONAL EXPERIENCE
Jonathan P. Brodsky	2019	Mr. Brodsky founded Cedar Street in 2016. Prior to founding Cedar Street, Mr. Brodsky established the non-U.S. investment practice at Advisory Research, Inc., (“ARI”) a Chicago-based asset management firm, with the two founders of ARI. Prior to joining ARI in 2004, Mr. Brodsky worked for the U.S. Securities and Exchange Commission’s (“SEC”) Office of International Affairs, focusing on cross-border regulatory, corporate governance, and enforcement matters. Prior to the SEC, Mr. Brodsky was an investment banker in corporate finance for JPMorgan Securities, Inc. Mr. Brodsky also worked for Ogilvy & Mather in Beijing, China. Mr. Brodsky began his investment career in 2000.

Waldermar A. Mozes	2019	Mr. Mozes joined Cedar Street in 2016 and is the Director of Investments, Portfolio Manager, and a Partner. Prior to joining Cedar Street, Mr. Mozes spent over 7 years at TAMRO Capital Partners LLC, an Alexandria, VA-based investment adviser specializing in small cap strategies for institutional investors, where he developed and implemented the international investment capability. Mr. Mozes’s previous investment experience includes Equity Analyst – International Technology at Artisan Partners; Associate Analyst – Semiconductors at JMP Securities; and Equity Analyst Intern at Capital Group all in San Francisco, CA. Mr. Mozes began his investment career in 2000.

February 19, 2020 Page 14

Response 23

Advisory Fees — Continued

	Contractual Advisory Fee Annual Rate Based on Average	Advisory Fee Paid for Year Ended October 31 (000s)
	Net Assets	2019	2018	2017
DOMESTIC EQUITY FUNDS
Harbor Capital Appreciation Fund	0.60%	$177,668	$185,647	$157,071
(Reduction due to fee waiver)		(14,728)	(15,658)	(12,325)
Harbor Large Cap Value Fund	0.60	6,513	5,524	3,246
Harbor Mid Cap Fund[1]	0.75	N/A	N/A	N/A
Harbor Mid Cap Growth Fund	0.75	2,211	2,755	2,745
(Reduction due to fee waiver)		(26)	N/A	N/A
Harbor Mid Cap Value Fund	0.75	6,287	8,050	7,008
(Reduction due to fee waiver)		(244)	(378)	(217)
Harbor Small Cap Growth Fund	0.75	5,327	5,611	5,011
Harbor Small Cap Growth Opportunities Fund	0.75	1,635	2,324	1,857
Harbor Small Cap Value Fund	0.75	10,983	10,652	7,138
Harbor Strategic Growth Fund[2]	0.60	566	419
For the period July 1, 2017 to October 31, 2017				85
For the period March 6, 2017 to June 30, 2017				58
INTERNATIONAL & GLOBAL FUNDS
Harbor Diversified International All Cap Fund	0.75%	$5,482	$4,000	$1,689
(Reduction due to fee waiver)		(1,373)	(507)	N/A
Harbor Emerging Markets Equity Fund	0.95	828	598	449
(Reduction due to fee waiver		(37)	N/A	N/A
Harbor Focused International Fund[3]	0.75	82	N/A	N/A
Harbor Global Leaders Fund	0.75	591	391	302
(Reduction due to fee waiver)		(20)	N/A	N/A
Harbor International Fund	0.75/0.65 [a]	56,712	176,426	235,554
(Reduction due to fee waiver)		(4,836)	(23,301)	(2,078)
Harbor International Growth Fund	0.75	4,046	3,947	2,555
Harbor International Small Cap Fund	0.85	521	499	220
Harbor Overseas Fund[4]	0.75	128	N/A	N/A
FIXED INCOME FUNDS
Harbor Bond Fund	0.48%	$9,303	$10,062	$10,930
(Reduction due to fee waiver)		(469)	(548)	(638)
Harbor Convertible Securities Fund	0.65	834	762	2,054
(Reduction due to fee waiver)		(64)	(59)	(91)
Harbor Core Bond Fund[5]	0.34	262	77	N/A
Harbor High-Yield Bond Fund	0.60	3,415	6,422	10,101
(Reduction due to fee waiver)		(524)	(759)	(674)
Harbor High-Yield Opportunities Fund[6]	0.60	445	411	N/A
Harbor Money Market Fund	0.20	311	285	304
(Reduction due to fee waiver)		(31)	(79)	(304)

[1]	Commenced operations on December 1, 2019.
[2]	Commenced operations on March 6, 2017. In addition, the Fund changed its fiscal year end from June 30 to October 31.
[3]	Commenced operations on June 1, 2019.
[4]	Commenced operations on March 1, 2019.
[5]	Commenced operations on June 1, 2018.
[6]	Commenced operations on November 1, 2017.
[a]	0.75% on the first $12 billion and 0.65% thereafter.

February 19, 2020 Page 15

Subadvisory Fees	The fees paid by the Adviser to the Subadviser for the past three years are set forth in the table below.

	Fee Paid by the Adviser to Subadviser For Year Ended October 31 (000s)
	2019	2018	2017
DOMESTIC EQUITY FUNDS
Harbor Capital Appreciation Fund	$63,351	$66,143	$56,117
Harbor Large Cap Value Fund	2,415	2,077	1,301
Harbor Mid Cap Fund[1]	N/A	N/A	N/A
Harbor Mid Cap Growth Fund	1,255	1,568	1,562
Harbor Mid Cap Value Fund	3,059	3,867	3,493
Harbor Small Cap Growth Fund	3,205	3,356	3,033
Harbor Small Cap Growth Opportunities Fund	1,032	1,402	1,151
Harbor Small Cap Value Fund	5,919	5,741	4,325
Harbor Strategic Growth Fund[2]	291	224	N/A
For the period July 1, 2017 to October 31, 2017	N/A	N/A	49
For the period March 6, 2017 to June 30, 2017	N/A	N/A	36
INTERNATIONAL & GLOBAL FUNDS
Harbor Diversified International All Cap Fund	$2,909	$2,482	$1,126
Harbor Emerging Markets Equity Fund	504	378	283
Harbor Focused International Fund[3]	55	N/A	N/A
Harbor Global Leaders Fund
Sands Capital Management, LLC[4]	335	235	125
Marsico Capital Management, LLC	N/A	N/A	64
Harbor International Fund
Marathon Asset Management LLP[5]	30,057	11,230	N/A
Northern Cross, LLC	N/A	67,584	129,277
Harbor International Growth Fund	2,103	2,056	1,461
Harbor International Small Cap Fund
Cedar Street Asset Management LLC[6]	113	N/A	N/A
Baring International Investment Limited	194	294	130
Harbor Overseas Fund[7]	77	N/A	N/A
FIXED INCOME FUNDS
Harbor Bond Fund	$4,376	$4,693	$5,052
Harbor Convertible Securities Fund	513	469	1,270
Harbor Core Bond Fund[8]	131	38	N/A
Harbor High-Yield Bond Fund	1,616	3,105	5,108
Harbor High-Yield Opportunities Fund[9]	259	239	N/A
Harbor Money Market Fund	206	193	202

[1]	Commenced operations December 1, 2019.
[2]	Commenced operations March 6, 2017. In addition, the Fund changed its fiscal year end from June 30 to October 31.
[3]	Commenced operations June 1, 2019.
[4]	Sands Capital became subadviser to Harbor Global Leaders Fund on March 1, 2017. Accordingly, no subadvisory fees were paid to Sands Capital prior to that date.
[5]	Marathon Asset Management LLP became subadviser to Harbor International Fund on August 22, 2018. Accordingly, no subadvisory fees were paid to Marathon Asset Management LLP prior to that date.
[6]	Cedar Street became subadviser to Harbor International Small Cap Fund on May 23, 2019. Accordingly, no subadvisory fees were paid to Cedar Street prior to that date.
[7]	Commenced operations March 1, 2019.
[8]	Commenced operations June 1, 2018.
[9]	Commenced operations November 1, 2017.